SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders
Y
A special meeting of Credit Suisse Investment Grade Bond Fund's shareholders was held on April 11, 2003 to elect the nominees listed . below as directors. The results of the votes tabulated at the special meeting are reported below.

Nominees                   For			    Withheld
Richard H. Francis	2,357,044.902	           56,255.897
Jack W. Fritz	        2,356,713.575	           56,587.224
Joseph D. Gallagher	2,359,616.504	           53,684.295
Jeffrey E. Garten	2,359,219.233	           54,081.566
Peter F. Krogh	        2,359,947.832	           53,352.967
James S. Pasman, Jr.	2,356,713.575	           56,587.224
Steven N. Rappaport	2,358,887.905	           54,412.894
William W. Priest	2,359,616.504	           53,684.295